As filed with the Securities and Exchange Commission on ______, 2017

Registration No. 333-217091

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. _
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Emerald Expositions Events, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7389	42-1775077
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

31910 Del Obispo Street
Suite 200
San Juan Capistrano, California 92675
(949) 226-5700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

David Gosling, Esq.
Senior Vice President, General Counsel and Secretary
Emerald Expositions Events, Inc.
31910 Del Obispo Street
Suite 200
San Juan Capistrano, California 92675
(949) 226-5700
(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Daniel J. Bursky, Esq.
Mark Hayek, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

Rachel W. Sheridan, Esq.
Latham & Watkins LLP
555 Eleventh Street, NW
Suite 1000
Washington, D.C. 20004
(202) 637-2200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share.	17,825,000	$21.00	$374,325,000	$43,385(3)

(1) Includes shares and the offering price of shares that may be sold upon any exercise of the underwriters' option to purchase additional shares.

(2) This amount represents the proposed maximum price per share and aggregate offering price of the securities offered hereunder. These figures are estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3) The registrant previously paid $11,590 in connection with a prior filing of this Registration Statement on March 31, 2017.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

Subject to completion, dated ________, 2017

PRELIMINARY PROSPECTUS



EMERALD® EXPOSITIONS

15,500,000 Shares

Emerald Expositions Events, Inc.

Common Stock

This is the initial public offering of the common stock of Emerald Expositions Events, Inc. We are selling 10,333,333 shares of common stock, and the selling stockholders named herein are selling 5,166,667 shares of common stock. The selling stockholders in this offering are affiliates of Onex Partners Manager LP. The underwriters also have an option for a period of up to 30 days from the date of this prospectus to purchase up to 2,325,000 additional shares of common stock from the selling stockholders. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $18.00 and $21.00 per share. We have applied to list our common stock on the New York Stock Exchange under the symbol "EEX."

After the completion of this offering, funds managed by Onex Partners Manager LP and its affiliates will own approximately 77.7% of our common stock (74.5% if the underwriters exercise their option to purchase additional shares in full). Accordingly, we expect to be a "controlled company" within the meaning of the corporate governance standards of the New York Stock Exchange.

We are an "emerging growth company", as defined in Section 2(a) of the Securities Act of 1933, as amended, and will be subject to reduced reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our common stock involves risk. See "Risk Factors" beginning on page __ to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Price to public	$	$
Underwriting discounts and commissions[(1)]	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1) See "Underwriting" for additional information regarding underwriting compensation.

Delivery of the shares of common stock will be made on or about , 2017.

Neither the Securities and Exchange Commission (the "SEC"), nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BofA Merrill Lynch **Barclays** **Goldman, Sachs & Co.**

Citigroup **Credit Suisse** **Deutsche Bank Securities** **RBC Capital Markets**

Baird

The date of this prospectus is , 2017.

BASIS OF PRESENTATION

Except where the context requires otherwise, references in this prospectus to "Emerald Expositions", "Emerald", "the Company", "we", "us", and "our" refer to Emerald Expositions Events, Inc., formerly known as Expo Event Holdco, Inc., together with its consolidated subsidiaries. In this prospectus, when we refer to our fiscal years, we refer to the year number, as in "2016," which refers to our fiscal year ended December 31, 2016.

When we refer to "NSF renewal rate", we mean the NSF purchased by returning exhibitors as a percentage of the prior event's total NSF. For the purpose of calculating NSF renewal rates, "win-backs" represent customers who did not exhibit in the immediately preceding event but who previously exhibited in the event within the past five years.

When we refer to "organic revenue growth," this represents the growth in our overall revenue from one period to the next excluding the impact of acquisitions and excluding any change in revenues from now discontinued events.

Unless indicated otherwise, the information included in this prospectus (1) assumes no exercise by the underwriters of the option to purchase up to an additional 2,325,000 shares of common stock from the selling stockholders and (2) reflects the amendment of our certificate of incorporation on April 10, 2017 to effect a 125-for-one stock split of our common stock and an increase in our authorized capital stock to 800,000,000 shares of common stock.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. In addition, we round certain percentages presented in this prospectus to the nearest whole number. As a result, figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

USE OF NON-GAAP FINANCIAL MEASURES

This prospectus contains "non-GAAP financial measures", which are financial measures that are not calculated and presented in accordance with generally accepted accounting principles in the United States, or "GAAP".

The SEC has adopted rules to regulate the use in filings with the SEC and in other public disclosures of non-GAAP financial measures. These rules govern the manner in which non-GAAP financial measures are publicly presented and require, among other things:

- a presentation with equal or greater prominence of the most comparable financial measure or measures calculated and presented in accordance with GAAP; and

- a statement disclosing the purposes for which the registrant's management uses the non-GAAP financial measure.

Specifically, we make use of the non-GAAP financial measures "Adjusted EBITDA", "Adjusted EBITDA margin", "Acquisition Adjusted EBITDA", "Adjusted Net Income" and "Free Cash Flow" in evaluating our past performance and future prospects. For the definitions of Adjusted EBITDA and Acquisition Adjusted EBITDA and a reconciliation to net income, their most directly comparable financial measure presented in accordance with GAAP, see footnote 8 to the table under the heading "Summary—Summary Consolidated Financial Data." Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue for the appropriate period. For the definition of Adjusted Net Income and a reconciliation to net income, its most directly comparable financial measure presented in accordance with GAAP, see footnote 9 to the table under the heading "Summary—Summary Consolidated Financial Data." For the definition of Free Cash Flow and a reconciliation to net cash provided by operating activities, its most directly comparable financial measure presented in accordance with GAAP, see footnote 10 to the table under the heading "Summary—Summary Consolidated Financial Data."

We present Adjusted EBITDA, Adjusted EBITDA margin, Acquisition Adjusted EBITDA and Adjusted Net Income because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management and our board of directors use Adjusted EBITDA, Adjusted EBITDA margin and Acquisition Adjusted EBITDA to assess our financial performance and believe they are helpful in highlighting trends because they exclude the results of decisions that are outside the control of management, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Further, our executive incentive compensation is based in part on

Organizational Structure

The chart below summarizes our ownership and corporate structure after giving effect to this offering, assuming no exercise of the underwriters' option to purchase additional shares.



Onex and Members of Management(1) (78.5%)
Investors in this Offering (21.5%)
Emerald Expositions Events, Inc. (Registrant)
Expo Event Midco, Inc.
Guarantor under Senior Secured Credit Facilities
Emerald Expositions Holding, Inc.
Borrower under Senior Secured Credit Facilities
Subsidiaries
Guarantors of Senior Secured Credit Facilities

---

(1) If the underwriters exercise in full their option to purchase additional shares, Onex and members of management would own approximately 75.3% of our common stock and investors in this offering would own approximately 24.7% of our common stock.

The Offering

Issuer . . . . Emerald Expositions Events, Inc., a Delaware corporation.

Shares of common stock offered by us . . . . 10,333,333 shares.

Shares of common stock offered by the selling stockholders . . . . 5,166,667 shares (or 7,491,667 shares if the underwriters exercise their option to purchase additional shares in full).

Shares of common stock to be outstanding after this offering. . . . . 72,202,207 shares. See "Description of Capital Stock."

Option to purchase additional shares . . . . The underwriters have an option to purchase up to additional shares of common stock from the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds. . . . . We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $182.9 million, assuming the shares are offered at $19.50 per share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to use the net proceeds to us from this offering to repay $182.9 million outstanding under the Term Loan Facility with the balance, if any, for working capital and other general corporate purposes. We will not receive any proceeds from any sale of shares by the selling stockholders. See "Use of Proceeds."

Controlled company . . . . We will be a "controlled company" within the meaning of the corporate governance standards of the New York Stock Exchange. See "Principal and Selling Stockholders" and "Description of Capital Stock."

Dividend policy. . . . . After completion of this offering, we intend to pay quarterly cash dividends on our common stock of $0.07 per share (or $0.28 per annum), commencing in the second quarter of 2017. Based on the 72,202,207 shares of common stock expected to be outstanding after the offering, our dividend policy implies a quarterly cash requirement of approximately $5.0 million (or an annual cash requirement of approximately $20.0 million), which amount may be changed or terminated in the future at any time and for any reason without advance notice. The payment of such dividend in the second quarter of 2017 and any future dividend is subject to the discretion of our board of directors. Our business is conducted through our subsidiaries. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. See "Dividend Policy."

Proposed stock exchange symbol . . . . "EEX."

Risk factors . . . . Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 0 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Unless otherwise indicated, all information contained in this prospectus:

- assumes an initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

- gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect upon the listing of our common stock on the New York Stock Exchange;

- assumes the underwriters' option to purchase additional shares of our common stock from the selling stockholders has not been exercised; and

- gives effect to a 125-for-one stock split of our common stock and an increase in our authorized capital stock to 800,000,000 shares of common stock that occurred on April 10, 2017.

The number of shares of common stock to be outstanding after this offering is based on 61,868,874 shares of common stock outstanding as of March 31, 2017, after giving effect to the 125-for-one stock split that occurred on April 10, 2017, and excludes:

- 7,157,250 shares of common stock issuable upon the exercise of options outstanding under the Expo Event Holdco, Inc. 2013 Stock Option Plan (the "2013 Option Plan") as of March 31, 2017, at a weighted average exercise price of $10.91 per share; and

- 5,000,000 shares of common stock reserved for future issuance under the new omnibus incentive plan that our board has approved in connection with this offering.

assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. However, as an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

As a private company, we do not currently have any internal audit function. To comply with the requirements of being a public company, we have undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff or consultants. Testing and maintaining internal control can divert our management's attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to capital markets.

Investors purchasing common stock in this offering will experience immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the book value of your stock, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Accordingly, investors purchasing common stock in this offering will experience immediate and substantial dilution of $30.04 per share (assuming an initial public offering price of $19.50 per share, the midpoint of the price range set forth on the cover page of this prospectus). In addition, we have outstanding options to acquire common stock at prices significantly below the initial public offering price, and when these outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if we issue additional equity securities in the future, investors purchasing common stock in this offering will experience additional dilution. As a result of this dilution, investors purchasing common stock in this offering may receive significantly less than the purchase price paid in this offering in the event of liquidation. For more information, see "Dilution."

Sales, or the potential for sales, of shares of our common stock in the public market by us or our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market after this offering could materially adversely affect the prevailing market price of our common stock. The perception that such sales could occur could also depress the market price of our common stock. Upon completion of this offering, we will have 72,202,207 shares of common stock outstanding. Of these securities, all of the shares of common stock sold pursuant to this offering will be freely tradable without restriction or further registration under federal securities laws, except to the extent shares are purchased in the offering by our affiliates. The approximately 56,700,000 shares of common stock owned by our officers, directors and affiliates, as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), are "restricted securities" under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

In connection with this offering, we, each of our directors and executive officers and Onex have entered into lock-up agreements that prevent the sale of shares of our common stock for up to 180 days after the date of this prospectus, subject to waiver by the representatives of the underwriters. Following the expiration of the lock-up period, Onex will have the right, subject to certain conditions, to require us to register the sale of shares of common stock, under the federal securities laws. If this right is exercised, holders of all shares subject to a registration rights agreement will be entitled to participate in such registration. By exercising their registration rights, and selling a large number of shares, these holders could cause the prevailing market price of our common stock to decline. Approximately 56,700,000 shares of our common stock will be subject to a registration rights agreement upon completion of this offering. See "Shares Eligible For Future Sale." In addition, shares issued or issuable upon exercise of options will be eligible for sale from time to time.

If a trading market develops for our common stock, our employees, officers and directors may elect to sell shares of our common stock in the market. Sales of a substantial number of shares of our common stock in the public market after this offering could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

In the future, we may issue securities to raise cash for acquisitions or otherwise. We may also acquire interests in other companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in our company and have an adverse impact on the price of our common stock.

Our management will have broad discretion in the use of the net proceeds to us from this offering in excess of amounts used to repay loans under our Term Loan Facility and may allocate such net proceeds in ways that you and other stockholders may not approve.

Our management will have broad discretion in the use of the net proceeds to us from our sale of common stock in this offering in excess of amounts used to repay loans under our Term Loan Facility, including for any of the purposes described in the section entitled "Use of Proceeds", and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. We intend to use the net proceeds to us from this offering to repay a portion of the borrowings outstanding under the Term Loan Facility with the balance, if any, for working capital and other general corporate purposes. Pending their use, we may invest the balance of the net proceeds to us from this offering after the repayment of borrowings outstanding under the Term Loan Facility in short-term, investment-grade, interest-bearing instruments and U.S. government securities. These investments may not yield a favorable return to our stockholders.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price could decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

After completion of this offering, we intend to pay cash dividends on our common stock, subject to the discretion of our board of directors and our compliance with applicable law, and depending on, among other things, our results of operations, capital requirements, financial condition, contractual restrictions, restrictions in our debt agreements and in any equity securities, business prospects and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we expect to pay dividends, if any, only from funds we receive from our subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. Our Senior Secured Credit Facilities restrict our ability to pay dividends on our common stock. We expect that any future agreements governing indebtedness will contain similar restrictions. For more information, see "Dividend Policy" and "Description of Senior Secured Credit Facilities."

Our dividend policy entails certain risks and limitations, particularly with respect to our liquidity. By paying cash dividends rather than investing that cash in our business or repaying debt, we risk, among other things, slowing the pace of our growth and having insufficient cash to fund our operations or unanticipated capital expenditures or limiting our ability to incur additional borrowings.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of 10,333,333 shares of common stock in this offering will be approximately $182.9 million, based on the assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

The principal purposes of this offering are to reduce our financial leverage, increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds to us from this offering to repay approximately $182.9 million of borrowings outstanding under the Term Loan Facility with the balance, if any, for working capital and other general corporate purposes.

On October 28, 2016, we borrowed $200.0 million of incremental term loans under the Term Loan Facility and we fully redeemed all $200.0 million in aggregate principal amount of our Senior Notes with the proceeds of the incremental term loans, cash on hand and proceeds of an $8.0 million borrowing under the Revolving Credit Facility. The Senior Notes were redeemed at a price of 104.50%. As of December 31, 2016, we had $713.3 million of borrowings outstanding under the Term Loan Facility, which currently bear interest at a rate of 4.75%. The Term Loan Facility matures on June 17, 2020.

Each $1.00 increase (decrease) in the assumed initial public offering price of $19.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $9.7 million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock sold by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $18.2 million, assuming an initial public offering price of $19.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

After completion of this offering, we intend to pay quarterly cash dividends on our common stock of $0.07 per share (or $0.28 per annum), commencing in the second quarter of 2017. The payment of such dividend in the second quarter of 2017 and any future dividend is subject to the discretion of our board of directors and depends upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant. Based on the 72,202,207 shares of common stock expected to be outstanding after the offering, this dividend policy implies a quarterly cash requirement of approximately $5.0 million (or an annual cash requirement of approximately $20.0 million), which amount may be changed or terminated in the future at any time and for any reason without advance notice.

Our business is conducted through our subsidiaries. Dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. In addition, the covenants in the Senior Secured Credit Facilities significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. See ''Description of Senior Secured Credit Facilities'', ''Risk Factors—Risks Relating to our Business—We are a holding company with no operations of our own, and we depend on our subsidiaries for cash'' and ''Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.''

We did not declare or pay any dividends on our common stock in 2015 or 2016.

CAPITALIZATION

The following table sets forth our cash and our consolidated capitalization as of December 31, 2016:

- on an actual basis;

- on an as adjusted basis giving effect to (i) the issuance and sale of 10,333,333 shares of our common stock by us in this offering at an assumed initial public offering price of $19.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the intended use of the net proceeds to us to repay approximately $182.9 million of borrowings outstanding under our Term Loan Facility.

You should read the data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2016	
	Actual	As Adjusted[1]
	(in thousands, except share and per share data)	
Cash and cash equivalents[2]	$ 14,942	$ 14,942
Long-term indebtedness (including current portion):		
Revolving Credit Facility[3]	$ —	$ —
Term Loan Facility[3]	702,066	519,164
Total debt	$ 702,066	$ 519,164
Shareholders' equity:		
Common stock, par value $0.01 per share; 800,000,000 shares authorized, 61,860,249 shares issued and outstanding, actual; 800,000,000 shares authorized, 72,193,582 shares issued and outstanding, as adjusted[4]	$ 619	$ 722
Additional paid-in capital	510,334	693,133
Retained earnings	16,815	16,815
Total shareholders' equity	527,768	710,670
Total capitalization	$1,229,834	$1,229,834

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(1) Each $1.00 increase (decrease) in the assumed initial public offering price of $19.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in-capital, total stockholders' equity and total capitalization by approximately $9.7 million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. In the event that we receive additional cash proceeds from this offering, such proceeds will be used to repay borrowings under the Term Loan Facility, and the amount of debt outstanding under the Term Loan Facility would decrease by a corresponding amount. Each increase (decrease) of 1.0 million shares in the number of shares of common stock sold by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in-capital, total stockholders' equity and total capitalization by approximately $18.2 million, assuming an initial public offering price of $19.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2) Cash and cash equivalents, as adjusted, reflects the application of the net proceeds to us from this offering of $182.9 million to repay indebtedness under the Term Loan Facility.

(3) Amounts shown under the Term Loan Facility are net of unamortized deferred financing fees of $5.2 million and unamortized original issue discount of $6.0 million. As of December 31, 2016, we had $713.3 million of borrowings outstanding under the Term Loan Facility, with $99.4 million in additional borrowing capacity under the Revolving Credit Facility (after giving effect to $0.6 million letters of credit outstanding).

(4) Reflects the amendment of our certificate of incorporation to effect a 125-for-one stock split of our common stock and an increase in our authorized capital stock to 800,000,000 shares of common stock which occurred on April 10, 2017. Shares issued and outstanding, as adjusted, reflects the issuance of 10,333,333 shares by us in this offering.

DILUTION

If you purchase any of the shares of common stock offered by this prospectus, you will experience dilution to the extent of the difference between the offering price per share of common stock that you pay in this offering and the net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value (deficit) as of December 31, 2016 was $(943.7) million, or $(15.26) per share of common stock. Net tangible book value (deficit) per share is determined by dividing our net tangible book value (deficit), which is total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding, after giving effect to the 125-for-one stock split that occurred on April 10, 2017. Tangible assets represent total assets excluding goodwill and other intangible assets. Dilution in net tangible book value (deficit) per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately afterwards.

After giving effect to our sale of 10,333,333 shares of common stock in this offering at an assumed initial public offering price of $19.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, our pro forma net tangible book value at December 31, 2016 would have been approximately $(760.8) million, or $(10.54) per share of our common stock. This represents an immediate increase in net tangible book value (deficit) of $4.72 per share to our existing stockholders and an immediate dilution of $30.04 per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$ 19.50
Historical net tangible book value (deficit) per share	$(15.26)	
Increase per share attributable to this offering	4.72	
Pro forma net tangible book value (deficit) per share after this offering		(10.54)
Dilution per share to new investors		$ 30.04

Each $1.00 increase (decrease) in the assumed initial offering price of $19.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease (increase) our net tangible book deficit after this offering by approximately $9.7 million, the net tangible book deficit per share after this offering by $0.13 per share, and the dilution per common share to new investors by $0.87 per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting commissions and discounts and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock sold by us in this offering, as set forth on the cover page of this prospectus, would decrease (increase) our net tangible book deficit after this offering by approximately $18.2 million, the net tangible book deficit per share of our common stock after this offering by $0.39 per share, and the dilution per share of common stock to new investors by $0.39 per share, assuming an initial public offering price of $19.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting commissions and discounts and estimated offering expenses payable by us.

The following table summarizes, as of December 31, 2016 on a stock split adjusted basis, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us and the average price per share paid by existing stockholders (giving effect to new investors purchasing shares of common stock in this offering), before deducting the underwriting commissions and discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
			(in thousands, except share and per share data)		
	Number	Percent	Amount	Percent	
Existing stockholders	56,693,582	78.5%	$453,391,662	60.0%	$ 8.00
New investors	15,500,000	21.5%	$302,250,000	40%	$19.50
Total	72,193,582	100.0%	$755,641,662	100%	$10.47

Each $1.00 increase (decrease) in the assumed initial offering price of $19.50 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $15.5 million, $15.5 million, and $0.21 per share, respectively, assuming the number of shares of common stock offered by us and the selling stockholders, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock sold by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $19.5 million, $19.5 million, and $0.12 per share, respectively, assuming an initial public offering price of $19.50 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and the number of shares sold by the selling stockholders remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Sales of shares of our common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to approximately 78.5% of the total shares of common stock outstanding after this offering, and will increase the number of shares of common stock held by new investors to approximately 21.5% of the total shares of common stock outstanding after this offering.

After giving effect to the sale of shares in this offering by us and the selling stockholders, if the underwriters' option to purchase additional shares is exercised in full, our existing stockholders would own shares of common stock representing approximately 75.3%, and our new investors would own shares of common stock representing approximately 24.7%, of the total number of shares of our common stock outstanding after this offering.

The number of shares of our common stock to be outstanding immediately following this offering set forth above excludes:

- 7,157,250 shares of common stock issuable upon the exercise of options outstanding under the 2013 Option Plan as of March 31, 2017 at a weighted average exercise price of $10.91 per share; and

- 5,000,000 shares of common stock reserved for future issuance under the new omnibus incentive plan that our board has approved in connection with this offering.

To the extent any options are granted and exercised in the future, there may be additional economic dilution to new investors.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.